SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 13, 2008

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated February 13, 2008, reporting the Company’s financial results for the fourth quarter and the year ended December 31, 2007.

DS Reports 2007 Full Year Software Revenue Growth Above 15% in Constant Currencies

Paris, France, February 13, 2008─ Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) reported financial results for the fourth quarter and year ended December 31, 2007.

Summary Financial Highlights
•	Q4 GAAP total revenue up 10% and non-GAAP up 12%, both in constant currencies
•	2007 GAAP total revenue up 15% and non-GAAP up 14%, both in constant currencies
•	Q4 EPS €0.64 on GAAP basis and €0.78 on non-GAAP basis
•	DS outlines 2008 financial objectives: about 12% non-GAAP software revenue growth in constant currencies; 10-12% non-GAAP EPS growth; 27-27.5% non-GAAP operating margin

Fourth Quarter and Full Year 2007 Financial Summary

	GAAP			Non-GAAP
In millions of Euro, except per share data		Growth	Growth in cc*		Growth	Growth in cc*
Q4 Total Revenue	363.1	4%	10%	371.1	5%	12%
Q4 Software Revenue	308.3	8%	14%	316.3	9%	16%
Q4 EPS	0.64	-3%		0.78	8%
Q4 Operating Margin	28.9%			34.9%

2007 Total Revenue	1,258.8	9%	15%	1,275.9	8%	14%
2007 Software Revenue	1,063.3	10%	16%	1,080.4	10%	16%
2007 EPS	1.49	-1%		1.98	8%
2007 Operating Margin	20.1%			26.2%

* In constant currencies.

Bernard Charlès, Dassault Systèmes President and Chief Executive Officer, commented,“2007 was a year of exceptional progress for Dassault Systèmes. We made significant headway in transforming our go-to-market sales model, most visibly assuming control of our PLM indirect channel, while expanding the IBM PLM offering as well as better leveraging our direct sales force capacity and increasing our sales capacity in Mainstream 3D. As a result, we enter 2008 with expanded resources in all of our sales channels.

“With the introduction of PLM 2.0 our customers will benefit from PLM online for all. Following several years of development, our Version 6 platform provides an unmatched level of integration and openness, covering a wide variety of PLM business processes driven by user experiences at all stages.

“Our 2007 financial performance benefited from the strength of our brands and the diversification of our revenues by geographic regions. Our non-GAAP software revenue growth reached 16% in constant currencies in 2007.

“Looking to 2008, the investments we have made in strengthening our product portfolio and sales channels provide solid underpinnings to our financial objectives despite the potentially mixed macro-economic backdrop.”

Fourth Quarter Financial Highlights

Thibault de Tersant, Senior Executive Vice President and CFO, commented,“Fourth quarter software revenue growth, expense levels and EPS results were in line with our expectations. PLM consulting services tracked to plan. Nonetheless, total services and other revenue came in about €4 million lower than anticipated with the majority of the weakness located in our former IBM business partner operations. We saw year-on-year improvement in our non-GAAP operating margin, increasing to 35%, but the extent of the improvement was limited by the services results.”

•	In constant currencies, fourth quarter revenue in Asia increased 21% (non-GAAP up 22%), followed by the Americas with growth of 10% (non-GAAP up 10%) and Europe with growth of 6% (non-GAAP up 8%).

•	GAAP PLM software revenue increased 14% and non-GAAP PLM software revenue increased 17%, both in constant currencies.

•
GAAP Mainstream 3D software revenue increased 16% in constant currencies. Non-GAAP Mainstream 3D software revenue increased 12% in constant currencies in the fourth quarter. SolidWorks new seat growth was 12%.

•
GAAP recurring software revenue represented 55% of software revenue for the fourth quarter. Non-GAAP recurring software revenue, representing 54% of non-GAAP software revenue in the quarter, increased 24% in constant currencies.

•
Services and other revenue, representing 15% of total revenue, decreased approximately 7% in constant currencies in the fourth quarter principally reflecting a strong base of comparison with the year-ago quarter.

•	GAAP operating margin was 28.9% in the quarter. Non-GAAP operating margin increased to 34.9%, compared to 34.3% in the year-ago period.

•
GAAP earnings per diluted share decreased 3% for the fourth quarter. Non-GAAP earnings per diluted share increased 8% in the fourth quarter primarily reflecting an increase in non-GAAP operating income of 7% and a lower effective tax rate offset in part by a decrease in financial revenue.

•	New wins in the fourth quarter included: Michael Kors in apparel with ENOVIA, Pelamis Wave Power in energy with SIMULIA, and Avtovaz in automotive in Russia with CATIA.

Full Year 2007 Financial Highlights

•
In constant currencies, Asia posted revenue growth of 24% (non-GAAP up 24%) on strong growth in Japan and throughout most of Asia, the Americas increased 20% (non-GAAP up 19%) and Europe was higher by 6% (non-GAAP up 7%).

•	GAAP PLM software revenue increased 17% in constant currencies. Non-GAAP PLM software revenue increased 16% in constant currencies.

o
CATIA non-GAAP software revenue growth of 14% in constant currencies benefited from increased leasing activity, growth in maintenance, increasing interest in CATIA PLM Express in the mid-market and the inclusion of ICEM.

o
ENOVIA non-GAAP software revenue growth of 32% reflected key new wins in target industries including high tech and apparel, growth with existing customers and the inclusion of ENOVIA MatrixOne for a full year.

o	SIMULIA posted a record year on expanding relationships with customers.
o
The GAAP PLM indirect channel software revenue grew by double-digits in constant currencies during 2007. In total the PLM indirect channel accounted for approximately one-quarter of DS’ total revenue in 2007. At the end of 2007 DS was directly responsible for 25 regions. In addition to revenue growth, PLM indirect channel capacity grew by over 15% during 2007.

•
GAAP Mainstream 3D software revenue increased 15% in constant currencies. Non-GAAP Mainstream 3D software revenue increased 14% in constant currencies on SolidWorks new seat growth of 13% and strong growth in maintenance revenue, including renewals.

•
GAAP recurring software revenue represented 60% of software revenue. Non-GAAP recurring software revenue, representing 60% of non-GAAP software revenue, increased 28% in constant currencies for the year reflecting growth in maintenance and periodic licenses.

•
Services and other revenue increased approximately 6% in constant currencies on growth of PLM consulting services, offset in part by lower revenue related to DS operations formerly known as IBM business partner activities.

•
GAAP operating margin was 20.1% for the year. The non-GAAP operating margin was 26.2% compared to 26.9% for 2006, with currency exchange rate variations accounting for approximately 60 basis points of the 70 basis points decrease.

•
GAAP earnings per diluted share decreased 1% for the full year primarily reflecting higher investments in marketing and sales and G&A, a higher effective tax rate and the impact of amortization of acquired intangibles in connection with acquisitions. Non-GAAP earnings per diluted share increased 8% for the full year 2007 due to an increase in non-GAAP operating income of 6%, higher financial revenue and a lower effective tax rate.

•	DS also announced initial plans to allocate up to €35 million towards the repurchase of its common stock during 2008.

Cash flow and other financial highlights
Net operating cash flow was €70.9 million and €311.0 million, respectively, for the fourth quarter and year ended December 31, 2007. Cash and short-term investments totaled €626.6 million and long-term debt totaled €202.9 million at December 31, 2007.

Other Corporate Announcements
On January 24th, DS announced the launch of PLM 2.0 and its new, next-generation platform, Version 6 (V6). PLM 2.0, PLM online for all, is a 3D online environment for everyone to experience products virtually where all user interactions generate product experience. PLM 2.0 is to PLM what Web 2.0 is to the Web, harnessing collective intelligence from online communities. Any user can imagine, share and experience products in the universal language of 3D. PLM 2.0 brings knowledge, from idea to product experience, to life.

V6 is an open platform, embracing SOA standards. V6 delivers a single PLM platform for all PLM business processes, available to anybody anywhere, spanning engineering groups, businesses and end users. V6 also gives intelligent access to all product experience information no matter the data source location, with MatrixOne technology built into the foundation.

Business Outlook

Thibault de Tersant, Senior Executive Vice President and CFO, commented, “Turning to 2008 we are reconfirming our 12% non-GAAP software revenue growth objective in constant currencies. We see good opportunities for growth coming from both our core and target industries. We are initiating our non-GAAP earnings per share growth objective of about 10% to 12% for 2008.  In addition, we expect to see about an 80 to 130 basis points expansion in our non-GAAP operating margin in 2008 compared to 2007.

“In summary, thanks to the investments in our sales channels and product portfolio, we enter 2008 a substantially stronger company, well positioned to deliver growth in software, operating margin and earnings per share in spite of the macro-economic environment.”

The Company’s objectives are prepared and communicated only on a non-GAAP basis and are subject to the cautionary statement set forth below:

•	First quarter 2008 non-GAAP total revenue objective of about €305 to €310 million and non-GAAP EPS of about €0.40 to €0.42;
•	2008 non-GAAP total revenue objective of about 10% growth in constant currencies; 2008 non-GAAP software revenue objective of about 12% growth in constant currencies;
•	2008 non-GAAP EPS objective of about €2.17 to €2.22, representing about 10% to 12% growth;
•	2008 non-GAAP operating margin objective of about 27% to 27.5%;
•	Objectives based upon exchange rate assumptions for the 2008 first quarter and full year of US$1.45 per €1.00 and JPY 160 per €1.00;
•	The constant currency revenue objective leads to a reported 2008 non-GAAP revenue range of about €1.365 to €1.380 billion;

The non-GAAP objectives set forth above do not take into account the following accounting elements: deferred revenue write-downs estimated at approximately €1 million for 2008; stock-based compensation expense estimated at approximately €18 million for 2008; amortization of acquired intangibles estimated at approximately €48 million for 2008. The above objectives do not include any impact from one-time costs and one-time gains related to the anticipated DS global headquarters’ relocation in 2008. These estimates also do not include any new stock option or share grants, or any new acquisitions completed after February 13, 2008.

Recent Business News Highlights
•	On January 24th, DS launched ENOVIA MatrixOne 10.8 - a single, collaborative PLM platform foundation.
•	On January 23rd, DS announced that more than 4,600 attendees participated in the SolidWorks World 2008 User Conference & Exposition, the largest annual worldwide 3D CAD event.
•	On January 21, DS introduced 3DLive for multi-CAD PLM environments.
•	On January 16th, DS announced the release of SIMULIA SLM for simulation lifecycle management.
•	On January 15th, DS launched ENOVIA SmarTeam Engineering Express.

•	On December 11th, 2007, DS and Rockwell Automation announced plans to integrate the digital factory and plant operations to create a virtual design and production environment.

Webcast and conference call information
Dassault Systèmes will host a webcast and a conference call today, Wednesday, February 13, 2008. Management will host the webcast at 10:00 AM London time/11:00 AM Paris time and will then host the conference call at 3:00 PM CET/2:00 PM London time/9:00 AM New York time. The webcast and conference call will be available via the Internet by accessing http://www.3ds.com/corporate/investors/. Please go to the website at least fifteen minutes prior to the webcast or conference call to register, download and install any necessary audio software. The webcast and conference call will be archived for 30 days. Additional investor information can be accessed at http://www.3ds.com/corporate/investors/ or by calling Dassault Systèmes’ Investor Relations at 33.1.40.99.69.24.

Forward-looking information
Statements herein that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding our non-GAAP financial performance objectives, are forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended).

Such forward-looking statements are based on our management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to a range of factors. In preparing such forward-looking statements, we have in particular assumed an average U.S. dollar to euro exchange rate of US$1.45 per €1.00 and an average Japanese yen to euro exchange rate of JPY160 to €1.00 for the first quarter and full year 2008; however, currency values fluctuate, and our results of operations may be significantly affected by changes in exchange rates. We have also assumed that there will be no substantial decline in general levels of corporate spending on information technology, and that our increased responsibility for both indirect and direct PLM sales channels, and the resulting commercial and management challenges, will not prevent us from maintaining growth in revenues or cause us to incur substantial unanticipated costs and inefficiencies. Our actual results or performance may also be materially negatively affected by difficulties or adverse changes affecting our partners or our relationships with our partners, including our longstanding, strategic partner, IBM; new product developments and technological changes; errors or defects in our products; growth in market share by our competitors; and the realization of any risks related to the integration of any newly acquired company and internal reorganizations. Unfavorable changes in any of the above or other factors described in the Company’s SEC reports, including the Form 20-F for the year ended December 31, 2006, which was filed with the SEC on May 29, 2007, could materially affect the Company's financial position or results of operations.

Non-GAAP financial information
Readers are cautioned that the supplemental non-GAAP information presented in this press release is subject to inherent limitations. It is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-GAAP financial information may not be comparable to similarly titled non-GAAP measures used by other companies. Further specific limitations for individual non-GAAP measures, and the reasons for presenting non-GAAP financial information, are set forth in the company’s annual report for the year ended December 31, 2006 on Form 20-F filed with the SEC on May 29, 2007. To compensate for these limitations, the supplemental non-GAAP financial information should be read not in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Information in constant currencies
When we believe it would be helpful for understanding trends in our business, we provide percentage increases or decreases in our revenue (in both US GAAP and on a non-GAAP basis) to eliminate the effect of changes in currency values, particularly the U.S. dollar and the Japanese yen, relative to the euro. When trend information is expressed herein "in constant currencies", the results of the "current" period have first been recalculated using the average exchange rates of the comparable period in the preceding year, and then compared with the results of the comparable period in the preceding year.

About Dassault Systèmes:
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance to recycling. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing - ENOVIA for global collaborative lifecycle management, and 3DVIA for online 3D lifelike experiences.  Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA, SolidWorks and 3DVIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

(Tables to follow)

CONTACTS:

Dassault Systèmes:	Financial Dynamics:
Valérie Agathon/Beatrix Martinez	Harriet Keen/Haya Chelhot
33.1.40.99.69.24	44.20.7831.3113
Laurence Borbalan/Carole Richon
Florence de Montmarin
33.1.47.03.68.10

DASSAULT SYSTEMES
CONSOLIDATED STATEMENTS OF INCOME (U.S. GAAP)
(in millions of Euro, except per share data, unaudited)

	Three months ended		Twelve months ended
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
New licenses revenue	132.7	134.4	417.5	432.3
Periodic licenses, maintenance and product development revenue	175.6	152.2	645.8	530.8
Software revenue	308.3	286.6	1,063.3	963.1
Services and other revenue	54.8	62.8	195.5	194.7
Total Revenue	€ 363.1	€ 349.4	€ 1,258.8	€ 1,157.8

Cost of software revenue (excluding amortization of acquired intangibles)	11.2	13.4	53.0	49.6
Cost of services and other revenue	39.2	39.3	156.3	143.7
Research and development	74.6	75.1	302.9	299.9
Marketing and sales	95.1	84.3	350.0	296.0
General and administrative	26.7	24.4	97.1	83.7
Amortization of acquired intangibles	11.4	8.6	46.8	39.0
Total Operating Expenses	€ 258.2	€ 245.1	€ 1,006.1	€ 911.9
Operating Income	€ 104.9	€ 104.3	€ 252.7	€ 245.9
Financial revenue and other, net	(0.7)	4.3	7.3	4.6
Income before income taxes	104.2	108.6	260.0	250.5
Income tax expense	(27.5)	(31.6)	(81.2)	(70.8)
Minority interest	(0.1)	1.2	(0.3)	0.1
Net Income	€ 76.6	€ 78.2	€ 178.5	€ 179.8
Basic net income per share	0.65	0.68	1.53	1.56
Diluted net income per share	€ 0.64	€ 0.66	€ 1.49	€ 1.51
Basic weighted average shares outstanding (in millions)	117.2	115.5	116.4	115.2
Diluted weighted average shares outstanding (in millions)	120.6	119.0	119.6	119.1

U.S. GAAP revenue variation as reported and in constant currencies

	Three months ended Dec. 31, 2007		Twelve months ended Dec. 31, 2007*
	Variation*	Variation in cc**	Variation*	Variation in cc**
GAAP Revenue	4%	10%	9%	15%
GAAP Revenue by activity
Software Revenue	8%	14%	10%	16%
Services and other Revenue	(13%)	(7%)	0%	6%
GAAP Software Revenue by segment
PLM software revenue	7%	14%	11%	17%
of which CATIA software revenue	8%	14%	7%	12%
of which ENOVIA software revenue	12%	8%	30%	37%
Mainstream 3D software revenue	9%	16%	8%	15%
GAAP Revenue by geography
Americas	(2%)	10%	10%	20%
Europe	6%	6%	6%	6%
Asia	8%	21%	12%	24%

* Variation compared to the same period in the prior year. - ** In constant currencies.

DASSAULT SYSTEMES
CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)
(in millions of Euro, unaudited)

	December 31, 2007	December 31, 2006
TOTAL ASSETS
Cash and short-term investments	626.6	459.2
Accounts receivable, net	320.0	303.6
Other assets	1,004.5	1,093.2
Total assets	€1,951.1	€1,856.0
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Long-term debt	202.9	204.3
Other liabilities	552.4	541.7
Shareholders’ equity	1,195.8	1,110.0
Total liabilities and shareholders’ equity	€1,951.1	€1,856.0

DASSAULT SYSTEMES
CONDENSED CASH FLOW STATEMENTS (U.S. GAAP)
(in millions of Euro, unaudited)

	Three months ended			Twelve months ended
	December 31, 2007	December 31, 2006	Variation	December 31, 2007	December 31, 2006	Variation
Net Income	76.6	78.2	(1.6)	178.5	179.8	(1.3)
Changes in working capital and non-cash P&L items	(5.7)	(39.9)	34.2	132.5	83.1	49.4
Net Cash provided by operating activities	70.9	38.3	32.6	311.0	262.9	48.1

Acquisition of assets and equity, net of cash	(15.5)	(6.5)	(9.0)	(105.8)	(286.9)	181.1
Sale of assets and equity	0.2	0.0	0.2	0.3	0.1	0.2
Loans and others	0.2	0.1	0.1	(0.3)	1.9	(2.2)
Net Cash provided by (used in) investing activities	(15.1)	(6.4)	(8.7)	(105.8)	(284.9)	179.1
Borrowings	0.0	0.0	0.0	0.0	200.0	(200.0)
Share repurchase and proceeds from stock option exercise, net	10.1	(19.6)	29.7	48.0	(25.2)	73.2
Payments on capital lease obligations	0.0	(0.4)	0.4	(0.4)	(1.7)	1.3
Cash dividend paid	0.0	0.0	0.0	(50.8)	(48.2)	(2.6)
Net Cash provided by (used in) financing activities (1)	10.1	(20.0)	30.1	(3.2)	124.9	(128.1)

Effect of exchange rate changes on treasury (2)	(10.4)	(8.0)	(2.4)	(34.6)	(23.6)	(11.0)

Increase in treasury (2)	55.5	3.9	51.6	167.4	79.3	88.1

Treasury (2) at beginning of period	571.1	455.3		459.2	379.9
Treasury (2) at end of period	626.6	459.2		626.6	459.2

(1)	Excluding changes in short-term investments.
(2)	Treasury includes cash, cash equivalents and short-term investments.

DASSAULT SYSTEMES
SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
US GAAP - NON-GAAP RECONCILIATION
(in millions of Euro, except per share data, unaudited)

Readers are cautioned that the supplemental non-GAAP information presented in this press release is subject to inherent limitations. It is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-GAAP financial information may not be comparable to similarly titled non-GAAP measures used by other companies. Further specific limitations for individual non-GAAP measures, and the reasons for presenting non-GAAP financial information, are set forth in the company’s annual report for the year ended December 31, 2006 on Form 20-F filed with the SEC on May 29, 2007. To compensate for these limitations, the supplemental non-GAAP financial information should be read not in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

	Three months ended December 31,						Variation
	2007 GAAP	Adjustment (1)	2007 non-GAAP	2006 GAAP	Adjustment (1)	2006 non-GAAP	GAAP	Non- GAAP (2)
Total Revenue	€363.1	8.0	€371.1	€349.4	3.8	€353.2	4%	5%

Total Revenue breakdown by activity
Software revenue	308.3	8.0	316.3	286.6	3.8	290.4	8%	9%
of which Recurring Software revenue	168.8	2.0	170.8	142.2	3.8	146.0
Recurring portion of Software revenue	55%		54%	50%		50%
Services and other revenue	54.8			62.8			(13%)

Total Software Revenue breakdown by segment
PLM software revenue	241.3	8.0	249.3	225.0	1.7	226.7	7%	10%
of which CATIA software revenue	145.2	7.4	152.6	135.0			8%	13%
of which ENOVIA software revenue	50.3	0.6	50.9	44.9	1.8	46.7	12%	9%
Mainstream 3D software revenue	67.0			61.6	2.1	63.7	9%	5%

Total Revenue breakdown by geography
Americas	106.0	1.8	107.8	108.3	1.8	110.1	(2%)	(2%)
Europe	181.4	4.8	186.2	170.9	1.4	172.3	6%	8%
Asia	75.7	1.4	77.1	70.2	0.6	70.8	8%	9%

Total Operating Expenses	€258.2	(16.5)	€241.7	€245.1	(13.0)	€232.1	5%	4%
Stock-based compensation expense	5.1	(5.1)	–	4.4	(4.4)	–	n/a	n/a
Amortization of acquired intangibles	11.4	(11.4)	–	8.6	(8.6)	–	n/a	n/a

Operating Income	€104.9	24.5	€129.4	€104.3	16.8	€121.1	1%	7%
Operating Margin	28.9%		34.9%	29.9%		34.3%
Income before Income Taxes	104.2	24.5	128.7	108.6	16.8	125.4	(4%)	3%
Income tax expense	(27.5)	(6.9)	(34.4)	(31.6)	(9.3)	(40.9)	n/a	n/a
Income tax effect of adjustments above	6.9	(6.9)	–	4.6	(4.6)	–	n/a	n/a
One-time tax restructuring effects	–			4.7	(4.7)	–	n/a	n/a
Minority interest	(0.1)			1.2			n/a	n/a
Net Income	€76.6	17.6	€94.2	€78.2	7.5	€85.7	(2%)	10%
Diluted Net Income Per Share (3)	€0.64	0.14	€0.78	€0.66	0.06	€0.72	(3%)	8%

(1) In the reconciliation schedule above, (i) all non-GAAP adjustments to GAAP revenue data reflect the exclusion of the deferred revenue adjustment; (ii) non-GAAP adjustments to operating expenses data reflect the exclusion of the amortization of acquired intangibles and stock-based compensation expense (as detailed below), as indicated; and (iii) all non-GAAP adjustments to GAAP income data reflect the combined effect of these non-GAAP adjustments plus, with respect to net income and diluted net income per share, the exclusion of one-time tax restructuring effects in 2006.

	Three months ended December 31,
	2007 GAAP	Adjustment	2007 non-GAAP	2006 GAAP	Adjustment	2006 Non-GAAP
Cost of services and other revenue	39.2	(0.2)	39.0	39.3	(0.2)	39.1
Research and development	74.6	(2.9)	71.7	75.1	(2.5)	72.6
Marketing and sales	95.1	(1.1)	94.0	84.3	(0.9)	83.4
General and administrative	26.7	(0.9)	25.8	24.4	(0.8)	23.6
Total stock-based compensation expense		(5.1)			(4.4)

(2) The non-GAAP percentage increase (decrease) compares non-GAAP measures for the two different periods. In the event there is a non-GAAP adjustment to the relevant measure for only one of the periods under comparison, the non-GAAP increase (decrease) compares the non-GAAP measure to the relevant GAAP measure.

(3) Based on a weighted average 120.6 million diluted shares for Q4 2007 and 119.0 million diluted shares for Q4 2006.

DASSAULT SYSTEMES
SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
US GAAP - NON-GAAP RECONCILIATION

Readers are cautioned that the supplemental non-GAAP information presented in this press release is subject to inherent limitations. It is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-GAAP financial information may not be comparable to similarly titled non-GAAP measures used by other companies. Further specific limitations for individual non-GAAP measures, and the reasons for presenting non-GAAP financial information, are set forth in the company’s annual report for the year ended December 31, 2006 on Form 20-F filed with the SEC on May 29, 2007. To compensate for these limitations, the supplemental non-GAAP financial information should be read not in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

	Twelve Months ended December 31,						Variation
	2007 GAAP	Adjustment (1)	2007 non-GAAP	2006 GAAP	Adjustment (1)	2006 non-GAAP	GAAP	Non- GAAP (2)
Total Revenue	€1,258.8	17.1	€1,275.9	€1.157.8	19.7	€1,177.5	9%	8%

Total Revenue breakdown by activity
Software revenue	1,063.3	17.1	1,080.4	963.1	19.7	982.8	10%	10%
of which Recurring Software revenue	634.8	11.1	645.9	512.1	19.7	531.8
Recurring portion of Software revenue	60%		60%	53%		54%
Services and other revenue	195.5			194.7			0%

Total Software Revenue breakdown by segment
PLM software revenue	811.0	14.4	825.4	730.5	16.1	746.6	11%	11%
of which CATIA software revenue	478.4	8.5	486.9	447.8	0.1	447.9	7%	9%
of which ENOVIA software revenue	166.9	5.9	172.8	128.2	9.3	137.5	30%	26%
Mainstream 3D software revenue	252.3	2.7	255.0	232.6	3.6	236.2	8%	8%

Total Revenue breakdown by geography
Americas	391.8	6.1	397.9	356.0	10.5	366.5	10%	9%
Europe	575.9	8.4	584.3	541.9	6.4	548.3	6%	7%
Asia	291.1	2.6	293.7	259.9	2.8	262.7	12%	12%

Total Operating Expenses	€1,006.1	(64.7)	€941.4	€911.9	(50.6)	€861.3	10%	9%
Stock-based compensation expense	17.9	(17.9)	–	11.6	(11.6)	–	n/a	n/a
Amortization of acquired intangibles	46.8	(46.8)	–	39.0	(39.0)	–	n/a	n/a

Operating Income	€252.7	81.8	€334.5	€245.9	70.3	€316.2	3%	6%
Operating Margin	20.1%		26.2%	21.2%		26.9%
Income before Income Taxes	260.0	81.8	341.8	250.5	70.3	320.8	4%	7%
Income tax expense	(81.2)	(23.1)	(104.3)	(70.8)	(32.6)	(103.4)	n/a	n/a
Income tax effect of adjustments above	23.1	(23.1)	–	21.1	(21.1)	–	n/a	n/a
One-time tax restructuring effects	–			11.5	(11.5)	–	n/a	n/a
Minority interest	(0.3)			0.1			n/a	n/a
Net Income	€178.5	58.7	€237.2	€179.8	37.7	€217.5	(1%)	9%
Diluted Net Income Per Share (3)	€1.49	0.49	€1.98	€1.51	0.32	€1.83	(1%)	8%

(1) In the reconciliation schedule above, (i) all non-GAAP adjustments to GAAP revenue data reflect the exclusion of the deferred revenue adjustment; (ii) non-GAAP adjustments to operating expenses data reflect the exclusion of the amortization of acquired intangibles or stock-based compensation expense (as detailed below), as indicated; and (iii) all non-GAAP adjustments to GAAP income data reflect the combined effect of these non-GAAP adjustments, plus, with respect to net income and diluted net income per share, the exclusion of one-time tax restructuring effects in 2006.

	Twelve months ended December 31,
	2007 GAAP	Adjustment	2007 non-GAAP	2006 GAAP	Adjustment	2006 non-GAAP
Cost of services and other revenue	156.3	(0.7)	155.6	143.7	(0.4)	143.3
Research and development	302.9	(10.3)	292.6	299.9	(6.8)	293.1
Marketing and sales	350.0	(3.7)	346.3	296.0	(2.5)	293.5
General and administrative	97.1	(3.2)	93.9	83.7	(1.9)	81.8
Total stock-based compensation expense		(17.9)			(11.6)

(2) The non-GAAP percentage increase (decrease) compares non-GAAP measures for the two different periods. In the event there is a non-GAAP adjustment to the relevant measure for only one of the periods under comparison, the non-GAAP increase (decrease) compares the non-GAAP measure to the relevant GAAP measure.
(3) Based on a weighted average 119.6 million diluted shares for 2007 and 119.1 million diluted shares for 2006.

DASSAULT SYSTEMES
NON-GAAP KEY FIGURES
(in millions of Euro, except per share data, headcount and exchange rates, unaudited)

Non-GAAP key figures exclude the effects of adjusting the carrying value of acquired companies’ deferred revenue, amortization of acquired intangible assets, stock-based compensation expense and the one-time effects of a tax restructuring.

Comparable U.S. GAAP financial information and a reconciliation of the GAAP and non-GAAP measures are set forth in the preceding tables.

	Three months ended				Twelve months ended
	December 31, 2007	December 31, 2006	Variation	Variation in cc*	December 31, 2007	December 31, 2006	Variation	Variation in cc*
Non-GAAP Revenue	€371.1	€353.2	5%	12%	€1,275.9	€1,177.5	8%	14%

Non-GAAP Revenue breakdown by activity
Software Revenue	316.3	290.4	9%	16%	1,080.4	982.8	10%	16%
Services and other Revenue	54.8	62.8	(13%)	(7%)	195.5	194.7	0%	6%

Non-GAAP Software Revenue breakdown by segment
PLM software revenue	249.3	226.7	10%	17%	825.4	746.6	11%	16%
of which CATIA software revenue	152.6	135.0	13%	20%	486.9	447.9	9%	14%
of which ENOVIA software revenue	50.9	46.7	9%	16%	172.8	137.5	26%	32%
Mainstream 3D software revenue	67.0	63.7	5%	12%	255.0	236.2	8%	14%

Non-GAAP Revenue breakdown by geography
Americas	107.8	110.1	(2%)	10%	397.9	366.5	9%	19%
Europe	186.2	172.3	8%	8%	584.3	548.3	7%	7%
Asia	77.1	70.8	9%	22%	293.7	262.7	12%	24%

Non-GAAP Operating Income	€129.4	€121.1	7%		€334.5	€316.2	6%
Non-GAAP Operating Margin	34.9%	34.3%			26.2%	26.9%
Non-GAAP Net Income	94.2	85.7	10%		237.2	217.5	9%
Non-GAAP Diluted Net Income Per Share	€0.78	€0.72	8%		€1.98	€1.83	8%

Closing headcount					7,459	6,840	9%

Average Rate USD per Euro	1.45	1.29	12%		1.37	1.26	9%
Average Rate JPY per Euro	164.3	151.9	8%		161.4	146.1	10%

* In constant currencies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: February 13, 2008	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Senior EVP and Chief
Financial Officer